June 13, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker Andrew Blume Evan Ewing Jay Ingram

Re:	Carbon Revolution Public Limited Company Registration Statement on Form F-4 Filed April 10, 2023 File No. 333-270047

Dear Ms. Hooker:

This letter is submitted on behalf of Carbon Revolution Public Limited Company (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed on April 10, 2023 (the “First Amended Registration Statement”), as set forth in your letter dated April 24, 2023 addressed to David Nock, General Counsel of Carbon Revolution Ltd. (the “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the First Amended Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP.

Amendment No. 1 to Registration Statement on Form F-4 filed April 10, 2023

General

1.
We note your response to comment 34 and reissue. Please provide us with Barclays’ and Evercore’s IPO engagement letters with Twin Ridge. Please revise to disclose any ongoing obligations of the company pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal and lockups, and discuss the impacts of those obligations on the company in the registration statement. Additionally, please revise to disclose that the company has agreed to reimburse Barclays for up to $115,000 of expenses.

RESPONSE: The Company respectfully advises the Staff that each of Barclays and Evercore has not executed IPO engagement letters with Twin Ridge. Twin Ridge does have ongoing obligations to Barclays and Evercore pursuant to the Underwriting Agreement filed as Exhibit 1.1 to Twin Ridge’s Form 8-K filed with the U.S. Securities and Exchange Commission on March 9, 2021, entered into in connection with Twin Ridge’s IPO. The Company respectfully advises the Staff that it has revised the disclosure on pages 37, 38 and 156 of Amendment No. 2 to address the Staff’s comment.

What happens if a substantial number of Public Shareholders vote in favor of the Business Combination…, page 37

2.
Please revise the Additional Dilution Sources portion of the table to include the potential issuances of shares under the Equity Purchase Agreement and upon conversion of the convertible bonds issued in the Convertible Bond Financing.

RESPONSE: The Company respectfully advises the Staff that the convertible bonds issued in the Convertible Bond Financing are no longer outstanding and were paid off in connection with the PIUS Financing. The Company respectfully advises the Staff that it has revised the disclosure on pages 39 and 97 of Amendment No. 2 to address the Staff’s comment with respect to potential issuances of shares under the Equity Purchase Agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 181

3.
Your disclosure on page 117 indicates that the business combination will not be completed if, immediately prior to the closing and after the payment of all transaction and other expenses payable by Twin Ridge and payments for redemptions, Twin Ridge does not have net tangible assets of at least USD $5,000,001. Given this disclosure and your disclosure in footnote 4 on page 28 indicating that the maximum redemption scenario does not take into effect the requirement that net tangible assets must remain above $5,000,001, it does not appear that your current maximum redemption scenario is possible. Accordingly, it appears you should modify your pro forma presentation and other disclosures throughout the filing to present a maximum redemption scenario that contemplates Twin Ridge having $5,000,001 of net tangible assets in order to consummate the merger, or otherwise explain to us why your current presentation presents a realistic scenario that will allow the merger to proceed. Also demonstrate how you determined, if true, that Twin Ridge will meet the $5,000,001 threshold in the 75% redemption scenario.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 15, 28, 38, 39, 40, 44, 97, 108, 118, 119 and 190 of Amendment No. 2 to address the Staff’s comment. The Company acknowledges that the language on page 117 of Amendment No. 1 indicated that the payment of transaction expenses and redemptions would occur immediately prior to the Closing. However, the Company has revised the disclosure in Amendment No. 2 to clarify that the merger of Twin Ridge with and into a wholly-owned subsidiary of MergeCo will occur prior to such payments. The Company respectfully advises the Staff that, as is customary in connection with merger transactions, the legal combination of entities will occur prior to the disbursement of any funds in connection therewith. Accordingly, at no time prior to the cessation of the existence of Twin Ridge as a legal entity will Twin Ridge cease to have at least $5,000,001 in net tangible assets. As a reflection of such structure and sequencing of transaction steps, the Scheme Implementation Deed requires MergeCo, rather than Twin Ridge, to have $5,000,001 in net tangible asset as a closing condition. The revisions to Amendment No. 2 clarify that MergeCo, rather than Twin Ridge, is required to  meet the net tangible asset minimum amount specified following the completion of the Business Combination and that MergeCo expects to have net tangible assets exceeding $5,000,001 upon closing of the Business Combination.

4.
 We note your disclosure on page 28 depicting transaction fees of $20 million for each redemption scenario while noting that pro forma transaction fees are greater than $20 million. We further refer to page A-11 of Annex A which states “On the Closing Date following the Closing, SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SPAC Transaction Expenses up to an amount equal to $20 million. In such case that the amount of Outstanding SPAC Transaction Expenses is greater than $20 million, the Parties shall work together in good faith (including through having discussions with the applicable vendors) in order to reduce such amount to be no greater than $20 million.” Please revise your filing to explain whether incurring transaction expenses greater than $20 million could nullify the merger should there not be agreement to reduce such fees and explain what steps have been taken to negotiate the fees.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 28 and 29 of Amendment No. 2 to address the Staff’s comment. The Company respectfully advises the Staff that Section 2.05(b) of the Business Combination Agreement provides a $20 million limitation on Twin Ridge’s ability to use the proceeds of the Trust Account to pay expenses incurred thereby. The parties have agreed to work together in good faith (including through having discussions with the applicable vendors) in order to reduce such amount to be no greater than $20 million. Such obligation is not a closing condition and the failure to limit such expenses to $20 million does not automatically create a termination right for either party. The Company also respectfully advises the Staff that Twin Ridge has advised MergeCo that it has accrued transaction expenses of approximately $6 million as of the date hereof.

5.
Please present your pro forma adjustments gross on the face of the pro forma financial statements. We note, for example, that the cash and cash equivalents line item in the maximum redemption scenario shows no adjustment on the face of the balance sheet despite multiple offsetting items.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 193 to 196 of Amendment No. 2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 187

6.
We note your presentation of negative cash balances in the 75% and maximum redemption scenarios on your pro forma balance sheet. Citing authoritative accounting guidance, tell us why you present a negative cash balance as opposed to classifying the negative balance within liabilities.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 193 of Amendment No. 2 to address the Staff’s comment. Specifically, the Company has revised its pro forma presentation to include the effect of interim financing arrangements entered into prior to consummation of the business combination which had the effect of increasing cash on hand such that a negative cash balance does not arise in any redemption scenario.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 193

7.
We note your responses to comments 12 and 15 and the revisions made to footnote (b) on page 193 where you discuss pro forma adjustments for two IFRS 2 charges involving the issuance of 60,000 and 3,350,000 Class B shares. Please tell us and revise your disclosures to clarify where these IFRS 2 charges have been reflected in your pro forma statements of operations. Provide cross-references to other pro forma adjustments as applicable. To the extent that the $16.4 million charge has been included in pro forma adjustment 1C.1, tell us and revise your disclosures to specify what the remainder of the AUD $25.2 million adjustment represents.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 199 Amendment No. 2 to address the Staff’s comment.

Unaudited Consolidated Financial Statements, page F-24

8.	Please revise your filing to include Carbon Revolution’s name in the header of the interim financial statements beginning on page F-24.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure beginning on page F-45 of Amendment No. 2 to address the Staff’s comment.

Notes to the unaudited condensed consolidated financial statements
Note 4: Other income, page F-34

9.
We note your response to comment 31 and your accounting policy to classify grants for the acquisition of long-term assets within investing cash flows. Considering the grants received from the Australian Federal Government for the Modern Manufacturing Initiative and from the State of Victoria appear either wholly or partially related to capital expenditures, please clarify why you classify these grants within operating activities instead of investing activities.

RESPONSE: The Company respectfully advises the Staff that it has considered International Accounting Standard 7 Statement of Cash Flows (“IAS 7”) when assessing the appropriate classification of the Company’s grants.

Paragraph 6 of IAS 7 provides that:

Operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.
Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

Further, paragraph 16 of IAS 7 provides that:

Only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

As outlined in the financial statements as of December 31, 2022, grants received in relation to the acquisition of recognized assets are classified as cash flows from investing activities in the condensed consolidated statement of cash flows, whereas grants received as compensation for expenses incurred in the daily operations of the business are classified as cash flows from operating activities.

The grants received from the Modern Manufacturing Initiative (“MMI”) and the State of Victoria (“SOV”) are not restricted to the acquisition of capital assets but also covers operational expenditures which include job creation.  As such, the Company is not required and has not segregated the use of the funds received between investing and operational expenditures and the Company has used the funding for operational purposes.  Based on the above, consistent with IAS 7, the Company has not classified the funding as investing cash flows.

Accordingly, the payments received of $9 million and $2 million related to the MMI and SOV grants, respectively, were classified as operating activities within the statement of cash flows.

*****

Securities and Exchange Commission
June 13, 2023

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (212) 453-7203 or jletalien@goodwinlaw.com.

Sincerely,

/s/ Jeffrey A. Letalien

cc:
Jacob Dingle, Carbon Revolution Ltd.
David Nock, Esq., Carbon Revolution Ltd.
Jocelyn Arel, Esq., Goodwin Procter LLP
Alexander Mackinnon, Esq., Herbert Smith Freehills
Connor Manning, Esq., Arthur Cox LLP
Christian Nagler, Esq., Kirkland & Ellis LLP
Peter Seligson, Esq., Kirkland & Ellis LLP